UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Azure Midstream Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

05501X100

(CUSIP Number)

Stephen C. Sullivan

 12377 Merit Drive, Suite 300, Dallas, Texas 75251

518-587-5995

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0551X100

1.	Names of Reporting Persons Azure Midstream Energy, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power * 643,172

	8.	Shared Voting Power

	9.	Sole Dispositive Power * 643,172

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 643,172

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.78%

14.	Type of Reporting Person (See Instructions) OO

* Azure Midstream Energy, LLC (“AME”) has sole voting and dispositive power as to units beneficially owned by it. AME is a wholly-owned, member-managed Delaware limited liability company. As such, Azure Midstream Holdings, LLC, its sole member, controls AME.

CUSIP No. 0551X100

1.	Names of Reporting Persons Azure Midstream Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power * 643,172

	8.	Shared Voting Power

	9.	Sole Dispositive Power * 643,172

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 643,172

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.78%

14.	Type of Reporting Person (See Instructions) OO

* AME has sole voting and dispositive power as to units beneficially owned by it. AME is a wholly-owned, member-managed Delaware limited liability company. As such, Azure Midstream Holdings, LLC (“Holdings”), its sole member, controls AME.

Item 1.	Security and Issuer
Common Units Representing Limited Partner Interests. Azure Midstream Partners, LP 12377 Merit Drive, Suite 300 Dallas, Texas 75251

Item 2.	Identity and Background

Information with respect to each Reporting Person is given solely by each such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

Pursuant to Rule 13d-4 of the Securities and Exchange Act of 1934, as amended (the “Act”), the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Exhibit 99.1, attached hereto, which is incorporated herein by reference.

(b) The business address of each of the Reporting Persons is 12377 Merit Drive, Suite 300, Dallas, Texas 75251.

(c) Each of the Reporting Persons is engaged in the energy business.

(d)-(e) None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers or directors listed on Exhibit 99.1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a U.S. citizen.

As set forth in Item 6 below, Holdings is the sole member of AME, which is a member-managed Delaware limited liability company. Holdings controls AME and may therefore be deemed to beneficially own the 643,172 common units beneficially owned by AME.

Item 3.	Source and Amount of Funds or Other Consideration
N/A

Item 4.	Purpose of Transaction

On March 31, 2016, Azure Midstream Partners, LP, a Delaware limited partnership (the “Partnership”), Marlin Midstream, LLC and Marlin Logistics, LLC, entered into a settlement agreement (the “Settlement Agreement”) with Associated Energy Services, LP, NuDevco Midstream Development, LLC (“NuDevco”) and Marlin IDR Holdings, LLC relating to the termination of the Partnership’s minimum volume commitment contracts with AES in exchange for all of the limited partner interests in the Partnership owned by NuDevco.

Principal terms of the Settlement Agreement included that NuDevco surrenders to the Partnership 8,724,545 subordinated units, 1,939,265 common units and 10 IDR Units of the Partnership held by NuDevco or its subsidiary. Upon the return of the Partnership’s 1,935,265 common units representing limited partner interests owned by NuDevco, the Partnership’s outstanding common units were reduced to 11,124,953 units. This increased AME’s ownership to 5.78% of the outstanding common units.

AME beneficially owns 643,172 of the Partnership’s common units representing limited partner interests. These units consist of 255,319 common units received as consideration for contributing Azure ETG, LLC to the Partnership in August 2015, effective as of July 1, 2015. Additionally, in February 2015, AME acquired an option to acquire 20% of the Partnership’s common and subordinated units held by NuDevco as of February 27, 2015 as part of the contribution of the Legacy gathering system and assets and related transactions. The above amount of the Partnership’s common units beneficially owned by AME reflects 387,853 common units subject to such option. After giving effect to the Settlement Agreement, the units subject to such option are not outstanding. They are held by the Partnership as treasury units subject to such option, which expires February 27, 2017.

Item 5.	Interest in Securities of the Issuer

See Item 2 and Exhibit 99.1, which are incorporated herein by reference. In computing outstanding units of the registered class, the Reporting Persons have relied upon information attained from the Partnership, after giving effect to the Settlement Agreement, and pursuant to Rule 13d-3(d)(1) have counted 387,853 common units held in treasury by the Partnership subject to AME’s option as being outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described above in Item 4, 387,853 common units shown herein as being beneficially owned by the Reporting Persons are not outstanding. They are held by the Partnership as treasury units subject to an option in favor of AME. The option was originally granted by NuDevco. It has an exercise price of approximately $18.00 per common unit and it expires on February 27, 2017.

AME is a wholly-owned, member-managed Delaware limited liability company. As such, Azure Midstream Holdings, LLC, its sole member, controls AME.

Item 7.	Material to be Filed as Exhibits
Exhibit 99.1 Additional Information Regarding Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 7, 2016

Azure Midstream Energy, LLC

By:	/s/ I.J. “Chip” Berthelot II
I.J “Chip” Berthelot II
President

Azure Midstream Holdings, LLC

By:	/s/ I.J. “Chip” Berthelot, II
I.J “Chip” Berthelot II
President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).